June 3, 2008
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Melco Crown Entertainment Limited (formerly known as Melco PBL Entertainment (Macau) Limited)
File No. 001-33178
Form 20-F for the fiscal year ended December 31, 2007
Dear Ms. Van Doorn:
     We refer to your letters, dated May 20, 2008 and May 28, 2008 (the “Comment Letters”), to Melco Crown Entertainment Limited (formerly known as Melco PBL Entertainment (Macau) Limited) (the “Company”) containing comments of the Staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178).
     The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letters. On behalf of the Company, we have set forth below their response to the Comment Letters.
Comments:
     Selected Financial Data, page 5
     1. With respect to your presentation of Operating/Adjusted EBITDA in Selected Financial Data, please include a cross reference in this section to your SFAS 131 information disclosed in the notes to your financial statements. Also, reconcile the measure presented in this section for 2006 to the measure presented in the notes to your financial statements. Refer to Question 19 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial.
Response:
     The Company notes the Staff’s comment. With respect to our presentation of Operating/Adjusted EBITDA in Selected Financial Data, the Company would like to advise the Staff that the Operating EBITDA for 2005 and 2006 was the SFAS 131 information included in the Company’s financial statements for the year ended December 31, 2006. However, subsequent to the opening of the casino operations of Crown Macau in May 2007, the management of the Company begun to use Adjusted EBITDA to measure the operating
New York     •      Washington D.C.     •      London     •      Paris     •      Frankfurt     •      Moscow     •      Hong Kong     •     Shanghai

performance of both Mocha Slot and Crown Macau which are the two primary operations of the Company. Accordingly, the SFAS 131 information for 2005 and 2006 has been restated in order to be consistent with the presentation for 2007, ie. Adjusted EBITDA for Mocha Slot and Crown Macau. For future filings, the Company will only present “Adjusted EBITDA” for the segments in the Selected Financial Data section. This will eliminate a need to present any reconciliation as the “Adjusted EBITDA” measure will be presented in accordance with the SFAS 131 information included in the Company’s financial statements.
     Below is a table showing the reconciliation of the Company’s Operating EBITDA to consolidated net income for 2005 and 2006 as described at note 20 of the Company’s 2006 audited consolidated financial statements.

	2005	2006
	US$’000	US$’000

Operating EBITDA	7,430	13,178
Depreciation of property and equipment:

Mocha Slot	(3,928)	(8,190)

Crown Macau		(339)

City of Dreams		(62)

Corporate and other	(11)	(15)

Amortization of slot lounge services agreements: Mocha Slot	(1,029)	(1,239)
Amortization of land use right:

Crown Macau	(3,535)	(5,357)

City of Dreams		(7,001)
Impairment loss recognized on slot lounge services agreement:

Mocha Slot		(7,640)

Amortization of Gaming Subconcession		(14,309)
Other expenses incurred other than Mocha Slot:

Crown Macau	(318)	(11,487)

City of Dreams	(238)	(2,720)

Corporate and other	(2,753)	(10,098)
Other non-operating income of Mocha Slot included in Operating EBITDA	(302)	(423)
Minority interest of Mocha Slot included in Operating EBITDA	962	(1,951)

Total	(11,152)	(70,831)

	2005	2006
	US$’000	US$’000
Operating income (loss)	(3,722)	(57,653)

Other non-operating income and expenses

Interest income	2,516	816

Interest expenses	(2,028)	(11,184)

Written off of deferred financing costs	—	(12,698)

Foreign exchange gain (loss), net	(570)	55

Other, net	146	285

Total	64	(22,726)

Loss before income tax	(3,658)	(80,379)

Income tax credit	91	1,885

Loss before Minority interest	(3,567)	(78,494)

Minority interest	308	5,015

Net loss	(3,259)	(73,479)

     Certifications, Exhibit 12.1 and 12.2
     2. We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that these certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.
Response:
     The Company notes the Staff’s comment. The Company confirms that our officers, Lawrence Ho and Simon Dewhurst, signed such certifications in their personal capacities and further confirms that the Company will revise its certifications in future filings to exclude the title of the certifying individual from the opening sentence.
     Item 8B Significant Changes, page 85
     3. In future filings, please disclose whether or not any significant change has occurred since the date of the annual financial statements, and/or since the date of the date of the most recent interim financial statements to the extent they are included in the document.

Response:
     The Company notes the Staff’s comment. The Company confirms that it will disclose whether or not any significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements to the extent they are included in the document in future filings.
     We have attached hereto a letter from Lawrence Ho, Co-Chairman and Chief Executive Officer of the Company, containing the acknowledgements requested in the Comment Letters.
     If you have any questions or comments regarding the foregoing, please contact the undersigned at +852 2160 9830.

Very truly yours,
By:	/s/ Thomas M. Britt III
Thomas M. Britt III

* * * * * * * * *

4